Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation or Organization
AutoLotto, Inc.	Delaware
Global Gaming Enterprises, Inc.	Delaware
Electrónicos y de Comunicación, SAPI de C.V.	Mexico
Juega Lotto, S.A. DE C.V	Mexico
Tinbu, LLC	Florida
LDC Wintogether, Inc.	Texas
Sports.com, Inc.	Texas
LDC IP Holdings, Inc.	Delaware